SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                 SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                          under Section 14(d)(4) of the
                         Securities Exchange Act of 1934

                                   ----------

                        American Freightways Corporation
                        ---------------------------------
                            (Name of Subject Company)

                        American Freightways Corporation
                            -------------------------
                       (Name of Persons Filing Statement)

                          Common Stock, $0.10 Par Value
                         -------------------------------
                         (Title of Class of Securities)

                                    02629V108
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                                   ----------

          [insert name of person authorized to receive communications]
                        American Freightways Corporation
                               2200 Forward Drive
                            Harrison, Arkansas 72601
                                  (870) 741-900
                               -------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications
                   on behalf of the persons filing statement)

          |X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                         FEDERAL EXPRESS CONFERENCE CALL

                            Dated: November 13, 2000

                                   10:09 a.m.

                          By Amy Klein - Court Reporter


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

            Good morning, ladies and gentlemen, and welcome to the FedEx Corporation conference call. At this time all participants have been placed on listen only mode and we'll open the floor toward questions and comments toward the end of the presentation.

            Now at this time it's my pleasure to turn the floor over to today's host Jim Clifford, a vice president of investor relations.

            MR. CLIFFORD: Thank you very much, Angelo, and welcome, ladies and gentlemen, to the FedEx Corporation conference call. I'm Jim Clifford. As you know this call is to discuss today's announcement that FedEx Corporation has entered into a definitive agreement to acquire American Freightways Corporation, a regional free carrier with a strong presence throughout the Midwest, South and Northeast. We issued the press release announcing this agreement today at 7 a.m. eastern standard time and it is available on our website at Fedex.com and on First Call. This call is also being broadcast over our website and will remain on our site for approximately two weeks.


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

            I want to remind all listeners that FedEx Corporation desires to take advantage of the Safe Private Securities Litigation Reform Act. Certain statements made by us during this call may be considered forward looking statements such as statements relating to management's view with respect to future events and financial performance. Forward looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from historical experience or future results expressed or implied by such forward looking statements. Potential risks and uncertainties include but are not limited to economic and competitive conditions in the markets we serve, matching capacity to value -- inaudible-- corporations and its subsidiaries, press releases and filings with the SEC. We have executives here today who will play key roles in the transaction. After their remarks we will open it up for Q and A.

            I will now turn the call over to FedEx Corporation executive vice president and chief financial officer Alan B. Graf Jr.


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

            Alan?

            MR. GRAF: Thank you, Jim, and good morning everyone. We certainly appreciate your attendance on this call today. I'm going to lay out a few ground rules about this conference and then I'm going to highlight the very detailed press release which we issued this morning.

            The ground rules are we are not going to comment on the current quarter's business activities of either FedEx Corporation or American Freightways other than reiterate to you other than in the press release we stated and I quote. Fedex Corporation and American Freightways stated that they were both comfortable with the first call consensus earnings estimates for their current quarters that would be 64 cents for FedEx Corporation and 52 cents for American Freightways.

            Now the rest of this call is going to be limited to this transaction and I hope you will respect that.

            The highlights are as follows: The board of directors of both companies have unanimously approved a definitive agreement in


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

which FedEx Corporation will acquire American Freightways for 28.13 per share or
1.2 billion transaction including assumed debt payable in cash and stock of FedEx Corporation. The acquisition will be structured as a two-step transaction. FedEx Corporation will first make a cash tender offer for up to 50.1 percent of the outstanding shares of American Freightways at a price for $28.13 per share. We expect to file a tender offer later this week or early next week. Once filed the offer will remain open for a minimum of 22 business days. We expect the offer to be completed in mid December.

            Following the completion of a tender offer American Freightways will merge into a newly created subsidiary of FedEx Corporation. American Freightways shareholders who do not tender their shares in the first step will receive FedEx shares in the merger at a value of $28.13 per share. Actual FedEx shares issued will be determined based on 10 days randomly chosen by lot from the 20-day period ending five trading days prior to the closing. I will repeat that.


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

            Actual FedEx shares issued will be determined based on ten days randomly chosen by lot in the 20-day period ending five trading days prior to the closing.

            A merger is expected to be completed in the first calendar quarter of 2001 and will require approval from the American Freightways shareholders. We are actually targeting a date of March the 1st but there can be no assurances that we will actually get that date.

            The transaction will be accounted for on a purchase basis with goodwill amortized over a 40-year period.

            The merger is subject to approval by American Freightways' stockholders and to a Hart-Scott-Rodino review by the U.S. government. We anticipate receiving HSR clearance prior to the closing of the tender offer.

            American Freightways founder and chairman Sheridan Garrison who you will hear from later will become a member of the FedEx Corporation board of directors and will become chairman emeritus and remain founder of American Freightways.


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

            Doug Duncan who is the current president and CEO of Viking will become the president and CEO of a new LTL freight group overseeing both Viking and American Freightways.

            Tom Garrison who you will also hear from later will continue as president and chief executive officer of American Freightways.

            Tildon Gordon who is the current senior vice president of Viking will replace Doug Duncan as president and CEO of Viking.

            This transaction will create the second largest regional less than truckload freight unit in the United States with combined revenues of $1.6 billion. American Freightways has a solid balance sheet (inaudible) operations and excellent people at every level of their organization. We believe they are a perfect fit for the FedEx Corporation network of companies.

            We have arranged that $750 million line of credit led by Chase Bank with a cash portion transaction and for refinancing American Freightways's debt should we elect to do so. We anticipate using that decline to back up commercial paper which we will issue. We


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

anticipate our debt rating will be affirmed by Moody's and S&P at AA2 and Triple A respectively. We have sufficient shares of treasury stock to complete the merger.

            We anticipate reporting a separate LTL freight group segment in the FedEx fiscal -- FedEx Corporation fiscal third quarter.

            We have no plans to merge Viking and American Freightways but we do plan to explore all opportunities for synergies. For example, business that previously went to competitors can now stay in the family.

            While I'm not going to forecast specific financial numbers I will tell you that we expect this deal to be accretive effective immediately. And in summary to the transaction for customers and stockholders we are all extremely excited about it and we are confident it will be approved.

            FedEx chairman Fred Smith is here with us this morning and I would like to turn it over to him to give us our strategic overview of the transaction this morning.


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

            MR. SMITH: Thank you, Alan. As you said, we believe this pending acquisition is great news for stockholders and customers and employees of both companies. It's a great fit geographically. Matching Vikings' U.S. leadership with American Freightways strong presence throughout Midwest, south and northeast. It's a great fit for our customers with a broadened FedEx portfolio of services which is unmatched by any competitor. It's a great fit culturally as American Freightways associates like all FedEx people are absolutely positively dedicated to providing the most reasonable service available to our customers. I should note that we will continue our operation independently, complete collective strategy and this acquisition follows our corporate objective of growing our logistics and freight businesses.

            Outside industry observers believe that the regional LTL market will grow by nearly 10 percent per year in terms of revenue over the next five years.

            I'm particularly pleased to have Sheridan Garrison on the call with us this


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

morning. Sheridan's a gentleman whom I've come to know and admire greatly. He will have a critical role in the future direction of our company as he will be joining us on the FedEx Corporation board of directors and, as Alan mentioned, he will serve as the Chairman Emeritus and founder of American Freightways. Sheridan, I turn it over to you.

            MR. GARRISON: Okay, Fred. Thank you. I appreciate your comments and let me assure you that the admiration is mutual.

            This is indeed an exciting time for the American team. For quite some time Fred and I drifted back and forth about the benefits that would result from this combination of benefits for customers, associates and shareholders. And recently for the combination of winners such as we have here. We share many present commitments to our customers and our commitment to our people. I look forward to being part of this new dynamic organization. We will be busy but we'll have a lot of fun. We also have Tom Garrison on the call and he will further expand on the benefits of this combination before Jim opens it


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

up for questions. Tom?

            MR. TOM GARRISON: I was very excited by this transaction. It's going to be a lot of fun. It's going to be challenging. It's going to be a lot of work and it's going to be very rewarding outside what we're going to do for our customers and associates. It really couldn't come at a better time because we're enploring how we're going to open on the West Coast. Viking and A.F. Service territories match up perfectly. Like two pieces of a puzzle. Viking and strong LTL focusing on the next day business and second day interregional business and each delivers outstanding just for instance by providing rapid delivery times, broad coverage areas and courteous friendly service. For our customers this combination offers West Coast regional service (inaudible) so our employees inclusion in the FedEx family will offer significant opportunities as we combine strengths and produce incremental profit growth. Jim?

            MR. CLIFFORD: Thank you, Tom. We are now ready for the first question. Please remember to limit your questions to those of a


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

strategic nature concerning this transaction. We'll refer all questions for this quarter. The second quarter conference call will be on December the 20th.

            Angelo, if you would start the question process.

            ANGELO: Thank you, sir. The floor is now open for questions. Please hold while we pole for questions. Our first question is coming from Jordan Alliger of Goldman Sachs.

      Q. Hi, I guess one question is after this transaction goes through, will you envision additional possibilities for expansion or would you view the network as largely complete from a strategic standpoint?

      A. Well, I think this pretty well covers the country. American Freightways has all points services and in all of the states that they serve and Viking of course has the market leadership position in the western states. I think there are only two states that the two companies don't serve directly. They serve it through an affiliate service. It's Montana and Wyoming. So I don't know that there's much need for anything


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

other than managing the businesses.

      Q. Just a follow-up. Although it was mentioned accretive, I don't know if you can give any sense for the type of accretion you guys are considering whether it be a range or what have you or whether the time comes? I guess it would be contingent when the deal will close. I would like your thoughts on that.

      A. Jordan, it's Alan. It probably will not be material accretion in fiscal if we're going to the calendar January and February consolidated with a minority interest and then we'll have the fourth quarter where we'll have the full consolidation but thereafter I would expect the accretion to be in the 3 to 5 percent range.

      Q. Thank you.

            ANGELO: Thank you. Our next question is coming from Doug Rockel (phonetic) of ING Barings Bergs. State your questions.

      Q. Thank you. Federal is regarded with an airline when regarded (inaudible) a Federal negotiations (inaudible) are held under the NLRB. What will this affect in terms of your status?


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

      A. This is Fred Smith speaking. FedEx Corporation owns five major operating units including FedEx ground, FedEx custom critical and a FedEx express. The new freight units as FedEx ground are governed by the National Labor Relations Act. FedEx express has an integrated air ground express company and an air carrier is regulated on to the Railway Labor Act and nothing in this transaction should affect those issues. The companies are managed independently. The corporation through its services subsidiary provides information and telecommunications services and certain major corporate sales activities but the companies operate independently reporting in to our strategic management committee and our executive committee. That's how we compete collectively but operate independently strategy and we think it's a terrific strategy.

            ANGELO: Thank you. Our next question is coming from Gary Yablon of Credit Suisse First Boston. Please state your question.

      Q. I just wanted to know if you could talk strategically about the opportunities for


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the much expanded ground product to work with -- may not necessarily integrate
-- but work with the air product and move more product on the ground over time or things of that nature; is there something about this where there's some efficiency on that score going forward?

      A. Gary, this is Fred Smith speaking. A big part of the operate independently-compete collectively strategy is a fundamental recognition that there are distinct market segments in the transport and logistics business. I feel very strongly after, you know, almost three decades in this business that if you try to serve too many market segments with the same operating unit you sub-optimize either service levels or you increase your costs.

            The requirement to move freight palatized freight, more and more on a regional or an interregional basis is a distinct market segment. The express business requires a different set of operating disciplines and assets and so forth. Now our express company also carries freight, but it carries freight that goes in generally trucks and planes going long


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distances including internationally. That's not the case with our LTL companies and so I think the overlap will be -- will be small.

            Now having said that, I think that there are tremendous opportunities to cross-sell a portfolio of services to our customers. And there there are significant opportunities but it is mostly on the revenue side and not on any sort of operational synergies.

            There will be opportunities for Viking and American to generate new business between the two companies. That I'm sure of.

      Q. Okay, thank you.

            ANGELO: Thank you. Our next question is coming from Jon Jacobson of Highfield Capital. Sir, please state your question or comment.

      Q. Hi, good morning. Have the Garrisons indicated whether or not they are going to tender their shares in the tender offers and if so or not what happens if less than 30 percent of the shares are tendered into the tender offer, then what happens?

      A. We have a voting agreement with the


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

Garrisons that allows them to tender up to 1 million shares into the tender offer at their discretion. An additional 2.2 million shares if we do not reach the 50.1. FedEx Corporation also has the right to extend or waive the 50.1 percent requirement if it's not met. However we anticipate that not being an issue.

      Q. Thank you.

            ANGELO: Thank you. Our next question is coming from Helene Baker of Buckham.

      Q. Thank you very much operator. Just a question about American Freightways and FedEx now. How much of the freight that AF carries is also FedEx freight?

      A. I would say a de minimis amount.

      Q. Okay, so then the opportunity to move freight off of owner operators of your other independents to move on to AF you have to improve the margin on a going forward basis, I would think?

      A. Certainly, Helene, we're going to explore every possibility. However the number I gave you on accretion of 3 to 5 percent is dependent on no synergies. To the extent that we


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can find things to keep it in the family absolutely we will do so. But as Fred said, this is much more of a portfolio broadening play where we anticipate that we will also generate additional packages per our express and ground networks by being able to offer a much broader LTL service.

      Q. Okay. Okay. That seems to make sense. So in terms of -- will then -- will there volume start to go through your system? Is that what you're saying?

      A. No.

      Q. Okay.

      A. Absolutely not. But on a broadened portfolio selling basis, we now no longer have an artificial 150 pound restriction for ground movement.

      Q. Oh, okay.

      A. We only had it on the West Coast. We now added the rest of the United States and I can tell you the very powerful -- at Viking where we have been able to cross-sell and generate package volume as a result of being able to have that LTL service in the west and we anticipate that we will expand


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that nationwide just as fast as we possibly can.

      Q. Two other brief questions. Does their customer base in any way overlap your customer base?

      A. I think to a small degree. But remember at express that freight business at express is time definite. Whether it be F1, F2, F3. In the case of F1 you know it's ten times the revenue per pound because is basically moved overnight point to point it's required to be palatized, it has weight limits on it so it is for a very specific very high end part of the market. There may be some overlap with FedEx express's F3 traffic but again I don't think that to be very great and I actually believe that by being able to offer now nationwide LTL service we will actually generate more express freight for FedEx express as the opportunity has now been able to be sold by American Freightways' team.

      Q. Okay. Then my last question is, does this in any way take away from your negotiations with the postal service?

      A. All I will say about the postal service is that we continue to hold discussions with them.


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

      Q. Okay, all right, congratulations on what looks like an interesting transaction. Thanks, Alan.

            ANGELO: Thank you. Our next question is coming from Tom Alback of BB&T Capital Markets. State your question or comment.

      Q. Thank you. You know in terms of the cross selling opportunities, do you have a timetable at which the sales force will begin to be crossed or trained in selling American Freightways' capabilities? I mean as we look back at what happened with the old RPS and now FedEx ground there's about a two and a half year lag between when you acquired the companies and when you begin to focus on the cross-selling.

      A. We intend to move very rapidly into this. I believe that in this particular instance the training will not have to be nearly as intense because the entire FedEx services sales force is already selling freight. This just gives them another arrow in the quiver, if you will, to be able to offer a more day definite ground lower cost but highly reliable movement. Fred, you want to add to that?


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

            MR. SMITH: Well, I was going to say Viking and American Freightways will continue to maintain their own sales force and our services company sales force that sells both express and ground will be able to refer you know companies who need this type of outstanding regional LTL service to our LTL freight specialist in American or Viking.

            I think there is probably more opportunity in the short and intermediate term and by that I mean in the next couple of years to cross-sell at the large company level where we will probably have a single account representative at the very largest companies. But I want to emphasize that American and Viking and our LTL unit will maintain their sales forces separately.

      Q. Okay. So then at some point would American Freightways salespeople be cross-trained to sell the other FedEx products I guess would be a good question?

      A. I think the way that it's best put is that the express and ground package sales force will be able to refer our customers who require


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regional LTL service to the freight specialist and vice versa.

            The selling of LTL is a highly specialized business, the business has a lot of pecularities and esoteric aspects to it and we do not intend to have a single sales force selling both ground and express and LTL. They will be able to refer, you know, as sister companies an account that needs both services.

            Now, for the very largest accounts we probably will have a single representative for FedEx Corporation dealing with that company. But he or she can then avail themselves of express or ground or LTL freight specialists to be able to serve that account's needs. Have I been clear?

      Q. Yeah. Somewhat. I guess as a follow-up on the F1, F2, F3 you talked about the time definite nature there but it would seem that that would be one opportunity that would avail itself to put some of that freight into the American Freightways system. I don't think I heard you exactly talk about that opportunity. You talked more about the differences. But am I incorrect in making that assumption that some of


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that freight couldn't go to the American Freightways system?

      A. Yes, you're incorrect in that assumption. The F1 product that FedEx express serves in the main is a long distance movement which requires transportation by air to get it to its destination within the committed time frame. Now there is a very small amount of that where there is an overlap. However, the express pickup cycle is generally very late in the evening or relatively late depending on what part of the country you're in and early morning deliveries. And that is not the same pickup and delivery cycle as the LTL business and obviously it is impossible to move a freight shipment from San Jose, California to Charlotte, North Carolina overnight in a truck. So there is very, very little overlap in the F1 sector.

            There may be a bit more in the F2 and as Alan mentioned in the F3. However, again, I want to caution you that the freight segments are distinct. The express freight shipper has a distinct set of requirements and the regional LTL shipper has a distinct set of requirements and


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there is relatively small overlap there.

            We have experience of this with Viking for the last almost three years now. We've seen very little overlap. I should tell you that American Freightways does about 46,000 shipments a day, Viking's at about 13,500 and FedEx express is at about 10,000. That should give you an order of magnitude of the relative size of these things, and again as Fred says, because of the later pickups, earlier deliveries and time definition of express, those yields are substantially higher than at Viking or American Freightways and the market there is probably since it's limited to the high end not nearly as big.

      Q. Thank you.

            ANGELO: Thank you. Our next question is coming from Jeff Kaufman of Merrill Lynch. Sir, please state your question or comment.

      Q. Okay, thank you very much. Just a quick note to Sheridan, Tom, Fred, Alan. Congratulations to all your respective organizations. This appears to be a very solid fit across the board here.


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

            Kind of the same question for both companies here.

            First to FedEx. Obviously, the experiment at Viking went very well. The results were better than I think you'd expected when you started out and we decided we like that business.

            Can you talk about some of the factors that have strategically driven you to decide to make LTL a bigger part of the FedEx portfolio? And I guess following up on that a similar question to Tom or Sheridan would be now that you have this big financial powerhouse of FedEx and this fantastic brand name backing your product that was already good, what strategically do you see changing for the carrier going forward?

      A. This is Alan. I'll start out. I mean obviously the broadening of the portfolio and being the only company who offers this we think is a huge opportunity. Doug Duncan who is here and can take us a little bit further than me has done a fabulous job at Viking and we have been listening to our customers out there who have been telling us, look, we need you to take


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

packages and shipments that weigh more than 150 pounds and we need inside deliveries, we need tracking and tracing, we need all the bells and whistles that we get from your services.

            Doug has been providing this, improving the service, improving the number of scans in information availability while he's been improving the operating ratios. That's what got us really excited about it as we talk to more and more customers who operate in all parts of the company. Gee, we'd really like you to go east of the Rockies you do a great job for us west of the Rockies but we're forced to use carriers elsewhere and as we looked we began to study all the opportunities very carefully. We fell in love with American Freightways. It's obviously a natural perfect geographic fit. The cultures here is a perfect fit and I think Sheridan can elaborate on that. We pass it over to Doug just to give you a little bit what he's experienced on the West Coast for the last couple of years.

            MR. DUNCAN: I think the freight market, the LTL freight market has really grown rapidly and speed requirements to the customer. I think that refers to the change in inventory


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requirements and the speeding up of the supply chain so regional transportation is growing rapidly in the freight market and I think that is a part of the business that we need to be in. We've done it in the west and American Freightways has done it in the other parts of the country and that will continue to be our focus on the regional, next and second day transportation to meet the growing (inaudible).

            Doug, if I interpreted Alan's comments directly this isn't just FedEx getting involved in the LTL business. This is raising the bar in that issue you're talking about raising yields, raising technology. This isn't just being a trucking company?

      A. Well, I think AF -- the combination of AF and Viking is a combination of the two best service companies in this business.

      Q. Uh-hum.

      A. And it's now going to be affiliated with FedEx and we will begin to integrate those. We offer customer solutions all through the supply chain.

      Q. Can I get a quick response from


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Sheridan or Tom just on whether or not you see this kind of changing the core strategy that you have embarked on in the last few years?

      A. This is Sheridan, I'm sorry, I don't think this will change the core strategy. In a sense all along we made this a central serving point or benefit to the customer that we serve all points direct. What this does for us, though, when we're out in the boonies -- which we promise to do -- we are out in the boonies we're able to offer a particular customer a broader service array in terms of all points to 48 states in combination with Viking. So we may -- we will have something there which we never had before, go to a company to serve those 48 states. This will work great for us.

            We operate in this fashion. We give service on intrastate, regional, interregional and long hall or national -- this simply allows us to fill that basis service out. It's not really a change. Just an addition to what we can do.

            Jeff, let me just add one thing. It's obviously our intention to the great technology that we have at FedEx express and FedEx ground


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

and exploit that that we've already developed with our LTL group and over time you're going to see a lot more information, intensivity about LTL movements, you're going to see capabilities over time about SKU levels in those shipments when they arrive, much better inventory management. So absolutely we're going to take the lead that we have and expand it from an IT standpoint.

      Q. Very well. Well. Thank you all and best of luck.

            ANGELO: Our next question is coming from James Valentine of Morgan Stanley Dean Witter.

      Q. The only question I have is with regional LTL carriers that can't cover an entire country, they tend to have very strong relationships with one or two partners in those regions they can't reach. Can you tell us was Viking and American Freightways were they already the number one and number two partner in the other respective regions and if not can you maybe tell us who the one or two were?

      A. I can tell you -- this is Sheridan -- from our standpoint and of course we did very, very little business with Viking, we


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

have a policy of not doing interline business in the domestic country, the United States, so that we would have almost no exchange of traffic at this time with Viking. But will change substantially.

            MR. DUNCAN: This is Doug Duncan. We did have a relationship with Overnight Transportation in the eastern part of the country to serve those customers that wanted to use us as a single source and of course that business as the transaction becomes complete will come over to American and I feel certain we will be able to spend that.

      Q. Do you have any idea, a ballpark range, in size, 200 million, 500 million?

      A. I really don't have that with me.

      Q. Okay. Thanks.

            ANGELO: Thank you. Our next question is coming from Edward Wolfe of Bear Stearns.

      Q. Yeah, good morning, guys. Alan before somebody asked the question about tender you know what happens if you don't get the required tender numbers you said I just want some clarification that the Garrisons have agreed to sell a million


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

shares at their discretion into the tender and then you said if you don't get the 50 percent then they can do up to 2.2. Is it at the Garrisons' discretion at that point or does that become mandatory?

      A. I'll go there again, Ed. The Garrisons have at their discretion the right to tender up to a million shares in the cash tender. They also have the right at their discretion to tender an additional 2.2 million shares should we not achieve the 50.1 percent by mid December.

      Q. So it's at the Garrisons' discretion?

      A. That second piece is at our option.

      Q. At FedEx?

      A. Yes, sir.

      Q. Are there any other breakup fees or anything like that?

      A. There is a breakup fee.

      Q. Do you care to elaborate on that? Ballpark? And is it for both companies, the breakup?

      A. That's a one way breakup fee the FedEx Corporation of about $33 million.


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

      Q. Okay. I'm looking at what you have on the website which looks a lot like the electoral votes with the election campaign. The red and blue where American Freightways is, where areas are served and it's obviously a very good end to end merger. That being said there are some states where you overlap. There are some states where neither of you are now. What's the plan going forward in terms of branding in terms if you're not going to integrate the two businesses and where?

      A. This is Doug Duncan. I would like to respond to that. A couple of things, number one the brands will continue, we're blessed with three very, very strong brand names here with American and its market, Viking and all now under FedEx which I think we can make that an extremely positive combination. We do have some areas where we overlap and we will take the time to figure that out and figure out what's best to serve the customers in those markets, but the nice thing is we've got the luxury of time, both of the companies are extremely successful in what they're doing today and we can take our time to work those issues properly. The two blank states up in the Midwest we have to address pretty quickly and I think we'll want to cover the rest of that map with either blue or red.

            MR. GRAF: This is Alan. Much like we did with Caliber we're certainly going to do a significant amount of market research over time with these branding issues and Doug said there's no need to do that at the moment. We're very happy with how this is going to work. We know that the customer is going to understand that there is a FedEx behind the Vikings and AFs and we're very comfortable with that going forward in the near term.

      Q. Is it fair to say though American Freightways will not grow geographically into the western states where Viking is and Viking is not going to grow itself into American Freightways where they have been sorto of heading of the last several months or years?

      A. I think that's one of the real advantages here. There's no need for American now to expand westward. We have great coverage in the west already and we will simply take the time to work on the information systems and operating procedures for these two companies to work together and they'll have immediate coverage in the west for their customers.

      Q. Alan, just one last one. On terms of cost savings, is there anything obviously like shutting down one of the corporate headquarters or anything like that that you see in the near term?

      A. I think the most obvious things are we had Viking and we have American Freightways competing for the same properties in the west. So we're going to see a significant reduction in the combined entities' capital budgets which I think is a home run. With the strength and power of FedEx Corporation's IT capabilities we will not have to do things that American was getting prepared to do immediately such as backup data center, et cetera, et cetera. I think we can give American all the previous research that we've done on scanning techniques and information to the customer. Obviously you think about Fedex.com and its uses there. So they are everywhere but we don't have any intention to shut down any of the headquarters. I think over time we will simply be able to grow much faster with the same level of overhead that we have right now.

      Q. Okay, thanks a lot. Appreciate it.

            ANGELO: Thank you, Mr. Wolf. Our next question is coming from Dan Serita of Reuters. Sir, state your question or comment.

      Q. Just a follow up of the areas where you overlapped. First of all do you see any -- are you suggesting that eventually the brand that's stronger will be the one that survives, the one that won't will be shut down?

      A. I don't have any preconceived notions at this point. I mean one of the outcomes could be we stay as is. But we're going to do a thorough amount of research, talk to our customers and we're going to be guided by that.

      Q. If you wouldn't mind repeating the date when you believe you'll see the 3 to 5 percent accretive?

      A. As I said earlier, we will have some accretion in fiscal 2001 for FedEx Corporation but it won't be material and we believe in the fiscal 2002 and beyond it's going to be in the 3 to 5 percent range.

      Q. Thank you.

            ANGELO: Thank you. Our next question is coming Peter Coleman of Bank of America Securities.

      Q. Good morning, gentlemen. Just a couple quick questions. If you could spend a little more time on why you wouldn't go ahead and integrate fully with Viking. Obviously, there does seem there could be considerable synergies if you did combine the two. And then comment you talked about the overlap, the lack there of between the F1, F2 and F3. And I guess what I'm curious about is what you do in the case of overlap on the ground parcel or RPS side because I think we've increasingly seen over time that there's more of that sort of gray area freight, what a parcel company will be interested in and what a LTL company would be interested in. If you look historically at the Roadway situation, Roadway got into a situation where senior management said, hey, you guys, you can't play in this arena at all so I'm wondering how you plan on dealing with those types of disputes.

            MR. SMITH: This is Fred Smith
speaking. First of all, I think the historical issues of Roadway, the national LTL carrier and RPS have very little to do with the current state of affairs. Roadway was a historical former regulated national LTL carrier whose network was set up to maximize load factors and national coverage. Both Viking and American are regional LTL carriers who are set up to maximize service levels and to focus on the ability to move traffic overnight within a region and on a two-day basis on an internal regional basis. This is increasingly the way distribution of heavier items are done in this country, regional distribution centers say in the northeast, the Midwest, southwest, southeast, the west and then overnight or two-day service.

            So Viking and American are focused on those regional markets and that is why it is so important to not put them together. It is important for them to have the focus on the regions where they are successful. So we will regardless of what happens with branding or anything else we will maintain a separate regional operation in the west and a separate regional operation in the east as part of our LTL freight group. We are very, very confident that that is the best way to grow and serve the customers for this time definite business.

            Now, to your question about the overlap between express and ground. The express company is increasingly focused on longer distance movements of time certain shipments including time certain shipments any place in the world. The FedEx ground system is focused on day specific deliveries of items that can be moved totally by truck. And while there is some overlap there or there has been historically, I have to tell you being in the business for so many years the differences are much greater than any similarities.

            The express marketplace generally requires later pickups, its time certain deliveries not day certain deliveries. It requires a very sophisticated choreography between trucks and planes connecting 150 major airports and almost 300 smaller airports together. It's a different operational discipline required to run our express company than to run either a ground package system or a regional LTL network. So I don't think any historical situations hold any lessons for the future and I think our portfolio of networks ground, express and now freight are optimized for today's supply chain requirements in this very fast pace economy that we are serving.

      Q. Okay, so you see just back looking at your ground parcel business and the LTL business, you see relatively little overlap between those two. I'm very clear on the express product. I guess it's the ground parcel and the LTL that I was sort of curious about, what the overlap might be there?

      A. Well, I think the overlap's pretty small because, you know, to the untrained eye perhaps I mean you see two trucks going down the road and they say American Freightways on it you see two trucks going down the road and it says FedEx ground, two trucks, 28 foot twin trailers and you say, well, gee, there's got to be some overlap there. Well, there's really not. Just for starters the twin trailers that are being moved for FedEx ground are in the main drop frame trailers which are optimized for cubic utilization of stacking packages. The terminals for FedEx ground are laid out in an entirely different manner than the terminals for moving palletized items in the LTL sector. If you notice the LTL trucks are not drop frames, they are regular drive van 28 foot hubs which are optimized for moving forklifts and standard wooden pallets in and out of the trailers. The terminals are all dock height to facilitate that. So while there appear to be a great synergies they are very distinct market segments.

            What the customer wants is one stop shopping from FedEx Corporation. That is what we found out after the Caliber acquisition and having the good for none to have the Viking franchise. We had many customers that would rather want us to move pallets of a shrink wrap packages across a region into the west than break those pallets down and give them to FedEx ground to deliver. There are lots of synergies on the revenue side. But there are not many synergies on the operational sides because they are distinct market segments in terms of the physical properties and the operational disciplines necessary to serve those markets. So I want to emphasize again the FedEx express, the FedEx ground and now the FedEx LTL group will operate distinct and independent networks optimized to their market segments.

      Q. Okay, thanks. I will turn it over to somebody else.

            ANGELO: Thank you. Our next question is coming from Susanne Lent of Alliance Capital.

      Q. Hi. Just a couple of questions. First, can you give us the goodwill number?

      A. We certainly don't have that quite finalized yet but it's in the $6 minimum range.

      Q. And you said over 40 years?

      A. Yes.

      Q. And then could you just elaborate a little bit more on the revenue synergies that you hope to get? I was hoping for some sort of quantification in the underlying market is growing I think you said at 10 percent. Do you think you can surpass that market by how many basis points? Just a little bit more clarity on the actual size of revenue synergies you hope to get.

      A. Well, I think I encapsulated that with my earlier comment about accretion but absolutely we intend to outgrow the market.

            ANGELO: Our next question is coming from Greg Burns of Lazard.

      Q. Most of my questions have been answered but just one on the IT integration. I guess my question is -- this would be either for the FedEx people or the American Freightways people is what do you see as the challenges, if any, to integrate the IT and then assuming that will take some period of time, and perhaps before that IT is integrated you're going to have Viking shippers shipping stuff to the East Coast and vice versa how are you going to transition the integration of IT and what are the issues there, if any?

      A. This is Doug Duncan and for certain information about the shipment is vitally important to customers and growing so every day. So that will be one of the early things that we work on to make sure that we have the information integration between the two systems as well as using the right technology so it integrates with the other FedEx companies as well. That's very high on my priorities list.

            MR. SMITH: This is Fred Smith speaking. I would just add to that in studying these industries it was very clear to me that American Freightways was technologically on the leading edge in their industry. They are just first class in every respect. And while we have as a corporation the ability to maximize synergies in the IT area for instance lower telecommunications cost as Alan said we will be able to lower the cost of American Freightways providing backup, computer power and so forth. There will still be IT communities inside our LTL operating companies to permit the continued focus and leadership position in the LTL area. So I don't want to leave any impression that we're going to take the IT people in Viking and American Freightways and put them in to FedEx services. There will be some complimentary activities between the two. But again they will be maintained separately.

            I should add in that regard that Fedex ground similarly retains an IT department which reports to the CEO of FedEx ground Dan Sullivan and it works in a harmonious way and the CIO reports to Dan are also two higher corporate CIOs and we found that is the best way to get the best of both wolrds.

      Q. One more follow up. Alan, you think there could be some IT savings synergies but that you haven't calculated them in your guidance of accretion, is that right? There probably are in fact some savings on the IT but you haven't assumed them in those numbers?

      A. That's correct. I think we'll get in there and we'll find all sorts of strategic sources, opportunities across the equipment communications and hook up charges et cetera, et cetera. We're obviously going after them very aggressively but they are not included in my accretion numbers.

            MR. CLIFFORD: Angelo? This is Mr. Clifford speaking. Will you maybe take one or two more questions and then we'll call it a day.

            ANGELO: We'll take two more. Our next question is coming from Sateeg Gundal of Jay Consulting.

      Q. Gentlemen, clearly for FedEx I think you couldn't have picked a better carrier than American. I'm very happy to see the combination of the two. The three part question I have is all related to what do you do going forward with these businesses. One with respect to the LTL side. Just like the other businesses your global presence, how you intend to expand this LTL offering on an international global scale. Secondly in terms of pricing. You have been very successful with the FedEx freight and the way you have handled that market the LTL pricing continues to be a very complex system involving master freight classification and all that.

            Do you expect to bring about changes in that?

            And third, with the Freightways going up to two days with 1600 miles reaching service levels that you do not find in the parcel business ground service do you expect to see those capabilities being transferred over into the ground parcel side?

      A. Well, this is Fred Smith speaking. Sateeg, number one, you just rattled off a lot of the particular pecularities of the LTL business in terms of the historical rating and so forth. That's exactly why I said that we will continue to maintain a separate LTL sales force and that the synergies will be mostly on the revenue side, and only at the very largest companies where we have a single sales executive representing FedEx Corporation and the express and ground sales force will call in the LTL freight specialist on an as needed basis and and vice versa so we don't think that we can unilaterally change decades of historical practice of pricing and commodity classifications and so forth.

            Having said that, American Freightways and Viking both have been very innovative and leaders in terms of pricing, schemes and options and so forth and I think you can anticipate that that will continue.

            In terms of the synergies between freight and ground, as I said a few minutes ago, I do not see those cross-operating synergies. I think attempts to try to force those types of operational synergies are counter productive. They are different types of hubs, they are different types of vehicles. They are different operating windows in terms of pickup and delivery. That's even more so for the express business.

            I think the option -- the opportunities for synergies are mainly between Viking and American in terms of new revenue opportunities and then from the LTL group cross-selling our ground and express and vice versa.

            So hopefully that answers all your questions.

            Let me just add, we have built a very sophisticated pricing organization at FedEx services that understands the bundle and we will be able to price the bundle at corporate where we have customers who are avail themselves in all of our portfolio. Which I think will be a very important factor in the total bottom line of FedEx Corporation improving going forward. And we had been working very diligently on this. We have put a lot of resources into it. I can tell you they are sophisticated. We know the profitability by product, by customer and we're going to be taking a huge advantage of that with the acquisition of American Freightways.

      Q. If I can just comment on that. You're going to take this bundling approach that you have been able to employ with the express and ground to the next level of integrating the LTL shipments into it?

      A. Absolutely.

      Q. Some thing you don't have at the present time?

      A. Absolutely right, Sateeg. As far as international goes there is no reason in the world why we can't have over time our international freight interfacing with our ground LTL units now in the U.S. Absolutely can make a lot of sense.

      Q. Great move. Thank you gentlemen.

            ANGELO: Thank you.

            Mr. SateegGundal . Our final question is from Donald Button of A.G. Edwards.

      Q. Congratulations to all of you.

Sheridan and Tom especially. You guys have come a long way with the days of adding all point service. The State of Illinois was your big announcement.

            Most of my questions have been asked and answered but the remaining question I have is directed to the Garrisons. Can you refresh our memory what percentage of the freight you are currently moving is already next day service and what percentages is second day service?

      A. We're running about, let's say, 40 and 50 -- we're running about 40 percent next day and 55, 56 percent second day and 34 percent third day.

      Q. And how does this change the complex of this acquisition, change the complex of the marketing of your American flier service?

      A. I don't think it will change it at all I think it is just build on it. (Unaudible).

      Q. Good. Well, good luck, gentlemen.

      A. One more comment. This is Fred Smith I want to amplfy what Alan said and Sateeg Gundal asked a few moments ago. American Freightways and Viking both currently have offshore services. Viking serves Hawaii, it serves via sea Alaska, it has arrangements to move traffic into Canada and into Mexico. American Freightways has good service down to Puerto Rico and to Mexico and into Latin American and where we're particularly anxious to see our portfolio expand around the LTL group is to be able to move freight shipments via low cost international service transported movements. Obviously our express company does a great job of moving door to door real time sensitive freight, all packages, all documents and this will give us a new dimension over time and we intend to expoit that.

            MR. CLIFFORD: I think that wraps up the call. I want to express our appreciation to everyone that was on the call today. Thank you very much for your very good questions and again, thanks. We'll see you at our conference call in December.

            ANGELO: Thank you, ladies and gentlemen, that does conclude today's teleconference. You may disconnect your lines at this time and have a wonderful day. If you joined the call late you can access a replay of the call by dialing (888) 888-9543. The replay will be available for one week. Once again we thank you for your participation and have a great day.

                   Elisa Dreier Reporting Corp. (212) 557-5558
                      780 Third Avenue, New York, NY 10017

Certain statements contained in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act
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future events and financial performance and the proposed FedEx acquisition of
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ALL AF STOCKHOLDERS SHOULD READ THE TENDER OFFER STATEMENT CONCERNING THE TENDER
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WILL CONTAIN IMPORTANT INFORMATION THAT AF STOCKHOLDERS SHOULD READ CAREFULLY
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containing information about FedEx Corporation and AF, without charge, at the
SEC's Internet site (http://www.sec.gov). In addition, copies of the tender
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be obtained for free from FedEx by directing a request to FedEx Corporation, 942
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ALL AF STOCKHOLDERS SHOULD READ THE PROXY STATEMENT/ PROSPECTUS CONCERNING THE
MERGER AND RELATED TRANSACTIONS THAT WILL BE FILED WITH THE SEC AND MAILED TO
AF STOCKHOLDERS. THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION THAT AF STOCKHOLDERS SHOULD READ CAREFULLY BEFORE MAKING ANY
DECISION REGARDING

THE MERGER AND RELATED TRANSACTIONS. AF stockholders will be able to obtain the proxy statement/prospectus, as well as other filings containing information about FedEx Corporation and AF without charge, at the SEC's Internet site (http://www.sec.gov). In addition, the proxy statement/prospectus and other documents filed with the SEC by AF may be obtained for free from American Freightways Corporation, 2200 Forward Drive, Harrison, Arkansas 72601,
Attention: Investor Relations, telephone: (870) 741-9000.

FedEx and AF and their officers and directors may be deemed to be participating in the solicitation of proxies from AF's stockholders with respect to the merger and related transactions. Information regarding the officers and directors of FedEx is included in the FedEx Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the SEC on August 14, 2000. Information regarding the officers and directors of AF is included the AF Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the SEC on March 11, 2000. These documents are available free of charge at the SEC's Internet site (http://www.sec.gov) or by contacting FedEx or AF at the addresses set forth above.